September 23, 2014

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Notice of Disclosure Filed in Amendment No. 1 on Form 10-K/A to the Annual Report on Form 10-K Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentleman:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that CBRE Group, Inc. has made disclosure pursuant to those provisions in its Amendment No. 1 on Form 10-K/A filed with the Securities and Exchange Commission on September 23, 2014, to its Annual Report on Form 10-K for the fiscal year ended December 31, 2013, which was filed with the Securities and Exchange Commission on March 3, 2014.

Respectfully submitted,

CBRE GROUP, INC.

By:	/s/ Lawrence H. Midler
Name:	Lawrence H. Midler
Title:	Executive Vice President and General Counsel